Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Mohawk Industries, Inc.:

We consent to the incorporation by reference in the registration statement (No. 33-87998) on Form S-8 of Mohawk Industries, Inc. of our report dated June 23, 2006, with respect to the statements of net assets available for plan benefits of the Mohawk Carpet Corporation Retirement Savings Plan II as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended and related supplemental schedule, which report appears in the Form 11-K of  Mohawk Industries, Inc.

Atlanta, Georgia
June 23, 2006